VIA EDGAR	August 25, 2011

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Caribou Coffee Company, Inc.

Form 10-K for the fiscal year ended January 2, 2011

Filed March 25, 2011

Definitive Proxy Statement

Filed March 29, 2011

Form 10-Q for the fiscal quarter ended April 3, 2011

Filed May 6, 2011

File No. 000-51535

Dear Ms. Cvrkel:

We are responding to your letter dated August 15, 2011. Our responses follow the comments included in such letter, which are presented in boldface type. From a disclosure perspective, we intend to address the comments in future filings in accordance with the responses set forth below.

Annual Report on Form 10-K for the fiscal year ended January 2, 2011

Risk Factors, page 6

1.	We note the reference that these are some of the risks you face and that these are not the only risks you face. You should describe all material risks. If a risk is not material, please do not reference it. Please revise accordingly in future filings.

Response:

We believe we have set forth the most significant risks facing our company in the Risk Factors section and we will continue to omit immaterial risks from the Risk Factors sections of future filings. To avoid any potential confusion, we will include the following explanatory note in the Risk Factors sections of future filings: “The discussion of risks below and elsewhere in this report is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider when evaluating our future performance.”

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Executive Officers of the Registrant, page 10

2.	Please revise the biographies of Mr. Suerth and Mr. Hurdle to provide, in month/year format, the dates of their employment at various companies over the previous five years. We note, for example, your statement that Mr. Suerth was with Starbucks Coffee and that Mr. Hurdle was “previously” with Weight Watchers.

Response:

As to employment within the previous five years, we will include dates in month/year format in the executive officer biographies we present in future filings.

Financial Statements, page 24

Consolidated Statements of Cash Flows, page 28

3.	We note that on your statement of cash flows, “net income attributable to Caribou Coffee Company, Inc.” is reconciled to net cash provided by operating activities. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should reconcile “net income” (rather than net income attributable to controlling interest) to net cash provided by operating activities. Please revise future filings accordingly.

Response:

In accordance with the guidance in ASC 230-10-45-28, in our future filings we will reconcile “net income” to net cash provided by operating activities.

Notes to Consolidated Financial Statements, page 29

General

4.	We note from your disclosure on page 14 that there was a significant number of franchised coffeehouses that were opened and closed during fiscal 2010 and 2009. Please revise future filings to include disclosure of the number of (a) franchises sold, (b) franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation. See guidance in ASC 952-605-50-3.

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Response:

As to the information referred to on page 14, we did not have any franchises purchased or sold during any of the years presented. Our franchise partners did open and close locations during the years presented which is what our page 14 disclosure highlights. We will revise our future filings to include the disclosures detailed in ASC 952-605-50-3 for company-owned coffeehouses and franchised coffeehouses. This information will be disclosed in the segment footnote to our financial statements in a tabular format for both the company-owned coffeehouses and the franchised coffeehouses.

1. Business and Summary of Significant Accounting Policies, page 29

Revenue Recognition, page 31

5.	We note that the estimated value of abandoned cards is recognized in coffeehouse sales. Please tell us, and revise future filings to disclose the estimated redemption period of gift cards used in your calculation and recognition of ‘breakage” revenue and clarify for us if the percentage of gift card revenue that is estimated to be abandoned is recognized ratably over the redemption period. Also, please tell us the amount of such “breakage” revenue recognized in each period presented. We may have further comment upon receipt of your response.

Response:

The amount of “breakage” recognized as revenue in fiscal years 2010 and 2009 was $0.8 million and $1.1 million, respectively. As a percentage of total net revenue, that equates to 0.3% and 0.4% of net revenue in those years. That “breakage” is recognized ratably over the fiscal periods using the redemption recognition method, whereby we recognize the estimated value of abandoned cards as a percentage of the cards redeemed during the period. In estimating the value of abandoned cards, our historical experience demonstrates that cards that have balances remaining after 48 months have a remote chance of being redeemed. We will expand our revenue recognition disclosure in future filings to disclose the estimated redemption period used in our calculations. The expanded disclosure will substantially read as follows:

The Company sells stored value cards of various denominations. Cash receipts related to stored value card sales are deferred when initially received and revenue is recognized when the card is redeemed and the related products are delivered to the customer. Such amounts are classified as a current liability on the Company’s consolidated balance sheets. The Company will honor all stored value cards presented for payment; however, the Company has determined that the likelihood of redemption is remote for certain card balances due to long periods of inactivity (“breakage”). The Company estimates that

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

cards which have had no activity for 48 months are unlikely to be used in the future. In these circumstances, to the extent management determines there is no requirement for remitting balances to government agencies under unclaimed property laws, card and certificate balances may be recognized in the consolidated statements of operations. The Company uses the redemption recognition method and recognizes the estimated value of abandoned cards as a percentage of every stored value card redeemed over the redemption period and includes the amount in coffeehouse sales. Such amounts represent the Company’s experience regarding unused balances related to stored value cards redeemed. The Company excludes stored value card balances sold in jurisdictions which require remittance of unused balances to government agencies under unclaimed property laws. Breakage recognized was immaterial to all periods presented.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 12

6.	Please revise future filings to disclose in detail how you determined each named executive officer’s base salary, including any increases in base salary over that set forth in each executive officer’s employment agreement. We also note that you decreased the named executive officers’ compensation from 2009 to 2010. Please disclose the reasons for this decrease. Refer to Item 402(b) of Regulation S-K.

Response:

We will include a narrative description of material factors necessary to understand the information presented in the summary compensation table of future filings, including additional detail regarding executive officer base salaries. We further expect to comply with the requirements of Item 402(b) of Regulation S-K when such item becomes applicable to our company. We do not expect to be a “smaller reporting company” at the time of filing the proxy statement for our 2012 annual meeting of shareholders.

Performance-Based Cash Bonus (Non-Equity Incentive Plan), page 13

7.

Please revise future filings to disclose the minimum/threshold and target Net Revenue and Net Income performance targets and the actual Net Revenue and Net Income that you achieved. Please also specifically disclose the “portion” of the bonus that is awarded if the minimum performance targets are met but the performance targets are not and how the bonus is “enhanced” if you exceed the performance targets. Please also revise to disclose, in detail, how you determined that each named executive officer was entitled to the compensation award earned in

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

the last fiscal year, including any formula used, if applicable. We specifically note, for example, that Mr. Tattersfield appears to have received 100% of his base salary, while the other named executive officers received a significantly lesser percentage. Please also include how your Senior Vice President of Operations’ bonus is “tied to the Company Net Revenue and Net Income” and how each separate component in the calculation of his bonus award is aggregated to arrive at a final bonus amount.

Response:

We will include a narrative description of material factors necessary to understand the information presented in the summary compensation table of future filings, including the material terms of non-equity incentive plan awards to executive officers. We further expect to comply with the requirements of Item 402(d) of Regulation S-K when such item becomes applicable to our company. We do not expect to be a “smaller reporting company” at the time of filing the proxy statement for our 2012 annual meeting of shareholders.

Summary Compensation Table, page 15

8.	In future filings, with respect to the Stock Awards reported, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion & Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise for the stock awards in the Compensation of Directors Table on page 11. Refer to the Instruction to Item 402(k)(2) of Regulation S-K.

Response:

We will include the assumptions made in such valuation in the footnotes of future filings.

Beneficial Ownership of Common Stock, page 19

9.	Please revise future filings to include, for each beneficial owner, the individual who has dispositive control over the shares owned.

Response:

We will include, for each beneficial owner, the individual who has dispositive power over the shares owned, in the beneficial ownership table of future filings.

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 7

8. Income Taxes, pages 11

10.	We refer to your reversal of part of the valuation allowance during the first quarter. You disclose that part of the positive evidence leading you to believe that such reversal was appropriate was the attainment of three years of cumulative income. Given that the aggregate of cumulative pre-tax income and losses for the fiscal year ended December 28, 2008, January 3, 2010 and January 2, 2011 equals $(1.2 million), we are unclear as to how you derived your amount for the cumulative income for the last three years. Please provide us with your calculation of income for the last three years and include all positive and negative evidence considered in your determination to reverse a substantial portion of your valuation allowance. Refer to ASC 740-10-30-22 through 25. Also, please tell us how you determined the amount of the valuation allowance to be reversed and explain to us the nature of any changes in facts and circumstances that occurred between January 2, 2011 and April 3, 2011 that resulted in the determination that this amount of valuation allowance was no longer necessary. We may have further comment upon receipt of your response.

Response:

Our calculation of aggregate cumulative 3-year pre-tax income was based on the pre-tax income generated in the 36-month period ended April 3, 2011, which was the primary piece of positive evidence used in our determination to reverse the valuation allowance. Our earnings performance has been strengthening since the fourth quarter of 2008 and we reached positive cumulative earnings in recent years as of April 1, 2011. For your reference, the calculation of cumulative earnings was derived using our reported quarterly pre-tax income for the twelve quarters ending April 3, 2011 as follows:

(Millions of USD)
2008 pre-tax book loss	$(15.4)
2009 pre-tax book income	$4.9
2010 pre-tax book income	$9.3

Subtotal	$(1.2)

Plus: Q1 2011 pre-tax book income	$2.8
Less: Q1 2008 pre-tax book loss	$(6.3)

Aggregate 3 year pre-tax book income as of April 3 2011	$7.9

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Our analysis of the negative evidence identified in ASC 740-10-30-21 was as follows:

•

Carryforwards expire unused: To date, no carryforwards have expired unused and Caribou does not anticipate any carryforwards expiring unused. In fiscal 2009, Caribou utilized loss carryforwards from 1996, 1997, 1998, 1999 and 2000. The remaining carryforwards are expected to be utilized in a short period of time. In filing our 2010 tax return, it is anticipated that Caribou will utilize remaining NOL carryforwards through 2008 and any remaining after fiscal 2010 will be utilized in 2011.

•

Expected losses in the near term: We do not expect to incur losses in the near term. In late 2008 a new executive management team started a turnaround process at Caribou. Since that re-focus, the company has had pre-tax income of $4.9 million in 2009, $9.3 million in 2010, and has a forecasted pre-tax income in 2011. Caribou’s first quarter of 2011 resulted in a pre-tax income of $2.8 million. Caribou also has a long-range forecast which projects positive income growth.

•	Contingencies with material adverse long-term effect: There are currently no contingencies with material adverse effects related to Caribou.

•	Brief carryforward/ carryback periods: As of the end of 2010, the remaining NOL carryforwards will expire in the year 2023.

As it relates to timing within fiscal 2011 for the reversal of the valuation allowance, we considered the achievement of cumulative income over the 36-month period ended April 3, 2011 (which did not exist as of January 2, 2011), the results of our analysis of negative evidence considerations outlined above and our strong operating results versus our internal forecasts over a period of time. Our attainment of previous operating forecasts reinforced our confidence in our forecasts of future taxable income such that in our judgment, it would be more likely than not that our deferred tax assts would be realizable.

Related to the determination of the amount of valuation allowance to be reversed, we determined that the entire amount of the valuation allowance should be reversed. As the benefit for the reversal of the valuation allowance is related to both current year income and future years income, an allocation of the benefit was made between the two based on projected current year income. The current year benefit for the reversal was included in the projected annual effective tax rate (and therefore reverses each quarter as it relates to that quarter’s pre-tax income), and the benefit associated with future income was included in the first quarter 2011 as a discrete item in accordance with the guidance in ASC 740-270-25-4 and ASC 740-270-25-7 through ASC 740-270-25-11.

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Form 8-K Filed May 5, 2011

Exhibit 99.1

11.	We note the discussion of the non-GAAP financial measure EBITDA on page 2 and discussion of net income on page 3. Please note that Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that EBITDA is discussed prior to the corresponding GAAP amount, we believe the non-GAAP measure has been given greater prominence. Please revise future filings to present the equivalent GAAP measure (net income) with equal or greater prominence.

Response:

We will present the equivalent GAAP measure(s) with equal or greater prominence in future filings.

In connection with our response to your comments, we acknowledge that:

(1)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (763) 592-2456.

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com

Sincerely,

/s/ Dan E. Lee Dan E. Lee
Senior Vice President,
General Counsel & Secretary

cc:	Michael J. Tattersfield, Chief Executive Officer
Tim Hennessy, Chief Financial Officer
Nate Hjelseth, Controller
Brian D. Wenger, Esq.
Brett D. Anderson, Esq.

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North • Minneapolis, MN 55429

Phone: (763) 592-2200 • Fax: (763) 592-2300

www.cariboucoffee.com